Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business/Financial Editors:
           Corus Entertainment announces fourth quarter and year end results

           <<
             Fiscal 2006 Year End Highlights
               -   Combined Radio and Television revenues up 8% for quarter and 9%
                   for full year
               -   Combined Radio and Television segment profit up 7% for quarter and 11% for full year
               -   $94 million in free cash flow(x), up 16% from last year
               -   Positive cash flow and segment profit from Content
           >>

           TORONTO, Oct. 26 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B; NYSE: CJR)
announced fourth quarter and year end financial results today. Corus completed a very successful fiscal year with strong operating results and cash flows.

           "It was a strong year for Corus and the fourth quarter was no exception.
We had another excellent quarter for our Television division, driven by strong ratings and subscriber growth for our brands," said John Cassaday, President and Chief Executive Officer, Corus Entertainment Inc. "Our Content business continued to post positive results and Radio remained strong outside Quebec, where we are integrating newly acquired stations."

           Fourth Quarter Results
           ----------------------

           Consolidated revenues for the fourth quarter ended August 31, 2006 were
$185.0 million, up 6% from $175.3 million last year. Consolidated segment profit was $44.5 million, up 5% from $42.6 million last year. Net income for the quarter was $46.6 million ($1.11 basic and $1.09 diluted), compared to income of $9.7 million ($0.23 basic and $0.22 diluted) last year. Net income for the quarter was positively impacted by approximately $37.0 million in income tax rate changes and other income tax items.

           Corus Television contributed quarterly revenues of $94.7 million, up 13%
from $83.4 million last year, led by continued specialty advertising growth of
20% and subscriber growth of 12%. Quarterly segment profit increased to
$34.1 million, up 11% from $30.8 million last year.

           Corus Radio revenues were $66.3 million, up 2% from $65.3 million last year. Segment profit was $15.8 million, essentially unchanged from the prior year. On a same station(x) basis, both revenues and segment profit were up by approximately 4%.

           Corus Content revenues were $26.8 million, down 4% from $28.0 million last year. Segment profit was $2.6 million, compared to $1.8 million last year.

           Full Year Results
           -----------------

           Consolidated revenues for the year ended August 31, 2006 were
$726.3 million, up 6% from $683.1 million last year. Consolidated segment profit was $214.1 million, up 10% from $195.3 million last year. Net income for the year was $35.5 million ($0.84 basic and $0.82 diluted earnings per share), compared to $71.1 million ($1.66 basic and $1.65 diluted earnings per share) last year, as the Company recorded a $132.0 million pre-tax debt refinancing charge related to the purchase of the Senior Subordinated Notes and the termination of cross-currency agreements associated with those notes in the second quarter of fiscal 2006. In addition, net income was positively impacted by approximately $37.0 million in income tax rate changes and other income tax items.

           Corus Television, led by specialty advertising growth of 14% and subscriber growth of 10%, contributed full year revenues of $393.3 million, up
11% from $354.2 million last year. Movie Central increased its subscriber base from 748,000 at August 31, 2005 to 822,000 at the end of the fiscal year. Full year segment profit increased to $164.2 million, up 17% from $140.8 million last year.

           Corus Radio revenues were $268.4 million, up 6% from $252.7 million last year. Segment profit was $68.4 million, down 1% from $69.0 million last year.
Revenue and segment profit were impacted by the sale of Corus' Red Deer assets and the multi-station swap in the province of Quebec. On a same station(x)
basis, revenues were up 6% and segment profit was up by approximately 7%.

           Corus Content revenues were $72.1 million, down 12% from $82.3 million last year. Segment profit was $5.6 million, compared to $3.6 million last year. Revenues were down in fiscal 2006 as fewer episodes were delivered and
Beyblade merchandising revenues declined towards the end of fiscal 2005. The division continues to generate positive cash flow.

           Corus has continued to purchase shares under its Normal Course Issuer Bid announced in December 2005. At the end of August 2006, the Company had
purchased for cancellation 1,034,700 Class B Non-Voting Shares at an average price of $35.56 per share.

           "We are particularly pleased with the excellent progress that we are making in generating cash," said Heather Shaw, Executive Chair, Corus
Entertainment Inc. "This supports our desire to enhance shareholder value through such means as increased dividends and share buybacks."

           Corus Entertainment Inc. reports in Canadian dollars.

           --------------------------------------------
           (x) See "Supplemental Earnings Measures"

           About Corus Entertainment Inc.
           Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising and digital audio services, television broadcasting, children's book publishing and children's animation.
The company's multimedia entertainment brands include YTV, Treehouse, W
Network, Movie Central, Nelvana, Kids Can Press and radio stations including
CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York (CJR) exchanges. Experience
Corus on the web at www.corusent.com.

           Supplemental Earnings Measures
           In addition to providing earnings measures in accordance with Canadian and U.S. generally accepted accounting principles ("GAAP"), the Company presents certain supplemental earnings measures and financial information.
With the exception of radio same station results, these have been outlined in the Management's Discussion and Analysis contained in the Annual Report for the year ended August 31, 2005. These measures and financial information do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

           Radio same station results
           Radio same station segment results represent the revenues and segment profit for the 43 radio stations whose results are included in the first three quarters of fiscals 2006 and 2005 and the 51 stations whose results are included in the fourth quarter of fiscals 2006 and 2005.

           This statement contains forward-looking information and should be read subject to the following cautionary language:

           To the extent any statements made in this press release contain information that is not historical; these statements are forward-looking statements within the meaning of applicable securities laws. These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook and can generally be identified by the use of the words such as "believe", "anticipate",
"expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business; and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form.
Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arises after the date thereof or otherwise.

           Full financial details are available on the Corus Entertainment website at www.corusent.com under Investor Information.

           %SEDAR: 00013131EF          %CIK: 0001100868

           /For further information: John Cassaday, President and Chief Executive
Officer, Corus Entertainment Inc., (416) 642-3770; Tom Peddie, Senior Vice
President and Chief Financial Officer, Corus Entertainment Inc., (416)
642-3780; Tracy Ewing, Vice President, Communications, Corus Entertainment
Inc., (416) 642-3792/
           (CJR.B. CJR)

CO:  Corus Entertainment Inc.

CNW 10:45e 26-OCT-06